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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

OPTIONS TALENT GROUP (Name of issuer)
Common Stock, par value $0.001 per share (Title of class of securities)
68400Y108 (CUSIP number)

The Thomas A. Parker Trust
C/o The Trans Continental Companies, Inc.
7380 Sand Lake Road, Suite #350
Orlando, Florida 32819
Telephone: (407) 345-0004
Attention: Gregory T. McDonald, Trustee
(Name, address and telephone number of person
authorized to receive notices and communications)
Copy to: Options Talent Group 1701 Park Center Drive Orlando, Florida 32835 Attention: Mark R. Tolner
September 6, 2002 (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
(Continued on following pages)

CUSIP No. 68400Y108	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
The Thomas A. Parker Trust, Gregory T. McDonald, Trustee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH	8	SHARED VOTING POWER 58,140,000
REPORTING PERSON
WITH	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 58,140,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,140,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.3%

14	TYPE OF REPORTING PERSON*
OO

CUSIP No. 68400Y108	SCHEDULE 13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Gregory T. McDonald

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH	8	SHARED VOTING POWER 58,140,000
REPORTING PERSON
WITH	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 58,140,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,140,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.3%

14	TYPE OF REPORTING PERSON*
IN

Item 1. Security and Issuer.

        This Statement relates to the common stock, par value $0.001 per share ("Common Stock"), of Options Talent Group, a Nevada corporation (the "Company").

        The principal executive offices of the Company are located at 1701 Park Center Drive, Orlando, Florida, 32835.

Item 2. Identity and Background.

        (a)  This statement is filed by The Thomas A. Parker Trust, a revocable trust organized and existing under the law of the State of Florida (the "Parker Trust"), and Gregory T. McDonald, the sole trustee of the Parker Trust ("Mr. McDonald") (the Parker Trust and Mr. McDonald, together, the "Reporting Persons"). Mr. McDonald has voting and dispositive power with respect to investments made by the Parker Trust.

        (b)  The address of the Reporting Persons is c/o Trans Continental Companies, Inc., 7380 Sand Lake Road, Suite #350, Orlando, Florida, 32819.

        (c)  The Parker Trust is a revocable trust for the benefit of Mr. McDonald's family. Mr. McDonald's principal business is in the entertainment business.

        (d)  Neither of the Reporting Persons, has during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)  Neither of the Reporting Persons, has been during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)    The Parker Trust is organized under the laws of the State of Florida. Mr. McDonald is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

        On September 6, 2002, the Company acquired Trans Continental Classics, Inc., a privately-held Nevada corporation ("TCC"), through the merger of a newly formed subsidiary of the Company with and into TCC, with TCC surviving (the "Merger"). The holders of the common stock of TCC received shares of Common Stock and will receive additional shares of Common Stock upon the occurrence of specified events (as discussed below and in Item 4(a) below) as a result of the Merger. Mr. McDonald held 50,000 shares of the common stock of TCC immediately prior to the Merger. Pursuant to the Merger, Mr. McDonald received in exchange for his 50,000 shares of TCC common stock, 58,140,000 shares of Common Stock, which Mr. McDonald assigned for no consideration to the Parker Trust on September 16, 2002. Mr. McDonald is entitled to additional shares of Common Stock in connection with the Merger upon the consummation of a reverse split of the Common Stock and a subsequent increase in the authorized shares thereof. The number of such additional shares to be issued to Mr. McDonald shall be equal to the number of shares which when added to the 58,140,000 shares (on a post reverse stock split basis) equals 25.5% of the fully diluted voting capital stock of the Company.

Item 4. Purpose of the Transaction.

        The purpose of the acquisition of the shares of Common Stock by Mr. McDonald was to effect the sale of TCC to the Company. The Parker Trust and Mr. McDonald may make further purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by either of them at any time.

        The Agreement and Plan of Merger (the "Merger Agreement") executed with respect to the Merger includes provisions which may be deemed to result in the actions enumerated in Item 4 of the form of Schedule 13D. A description of such provisions are set forth below. Other than as follows, the Reporting Persons are not aware of any plans or proposals which relate to or would result in any of the actions provided in Item 4 (a)-(j).

        (a)  In connection with the Merger, each of the 2 stockholders of TCC immediately prior to the Merger received in the aggregate 116,280,000 shares of Common Stock and pursuant to the Merger Agreement will receive additional shares of Common Stock upon the consummation of a reverse split of the Common Stock and a subsequent increase in the authorized shares thereof equal to that number of shares which when added to the 116,280,000 received initially will equal 51% of the fully diluted voting capital stock of the Company.

        (d)  and (g) As a condition to the Merger, the Company agreed to nominate 3 of the 5 members of the Company's Board of Directors as designated by Mr. McDonald and the only other stockholder of TCC immediately prior to the Merger (Mr. McDonald and such other stockholder, the "Stockholders"). The Stockholders have initially designated themselves as well as Jeffrey Kranzdorf to be nominated by the Company.

        (e)  and (i) In connection with the Merger, the Company has agreed to effect a 100 to 1 reverse split of the Common Stock with a corresponding decrease in the number of authorized shares of Common Stock from 500,000,000 to 5,000,000. Thereafter, the Company will endeavor to increase the authorized shares of Common Stock back to 500,000,000. The reverse split of the Common Stock may have the effect of decreasing the number of holders of record of the Common Stock to less than 300, which if such decrease occurs, the Company would be eligible to terminate its registration of the Common Stock pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

Item 5. Interest in Securities of the Issuer.

        (a)  The Reporting Persons beneficially own 58,140,000 shares of the outstanding Common Stock of the Company. The 58,140,000 shares constitute 25.3% of the outstanding Common Stock, based on a total of 230,199,593 shares of Common Stock outstanding as of September 5, 2002. Such 230,199,593 share amount was calculated based upon the 113,919,593 shares of Common Stock represented as outstanding by the Company in the Merger Agreement, plus the 116,280,000 shares of Common Stock issued in the Merger.

        (b)  The Parker Trust has the power to vote and Mr. McDonald has the power to direct the vote of 116,280,000 shares of Common Stock. The Parker Trust has the power to dispose and Mr. McDonald has the power to direct the disposition of 58,140,000 shares of Common Stock.

        (c)  Except with respect to the acquisition of the shares of the Company described above in Items 3 and 4 in connection with the Merger, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

        (d)  Pursuant to a Lock-up and Escrow Agreement, as amended, entered into in connection with the Merger Agreement among the Company, the Stockholders and certain other stockholders of the Company, including, the holders of the Company's Series C Convertible Preferred Stock, such parties have agreed that if any such stockholder sells shares of Common Stock pursuant to Rule 144 under the Securities Act of 1933, as amended, the proceeds thereof shall be apportioned among such stockholders on a pro-rata basis and each such stockholder shall transfer his, her or its pro-rata share of the number of shares sold to the selling stockholder.

        (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Except as described in paragraph (d) of Item 5 above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

  Exhibit 1 Joint Acquisition Statement as required by Rule 13d-1(k)(1)

  Exhibit 2 The Lock-up and Escrow Agreement described in Item 5(d)

  Exhibit 3 First Amendment to Lock-up and Escrow Agreement

SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: September 16, 2002
THE THOMAS A. PARKER TRUST
By:	/s/ GREGORY T. MCDONALD Gregory T. McDonald Trustee
/s/ GREGORY T. MCDONALD Gregory T. McDonald

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  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of the Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
  Item 7. Material to Be Filed as Exhibits.
SIGNATURES